SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           B.V.R. SYSTEMS (1998) LTD.
                            (Name of Subject Company)

                           B.V.R. SYSTEMS (1998) LTD.
                       (Names of Person Filing Statement)

                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    M20512105
                      (CUSIP Number of Class of Securities)

                                MR. REUVEN SHAHAR
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                16 HAMELACHA ST.
                           ROSH HA'AYIN 48091, ISRAEL
                               +011 972 3 900 8005

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                TABLE OF CONTENTS
                                -----------------

Item 1. Subject Company Information

Item 2. Identity and Background of Filing Person

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 4. The Solicitation or Recommendation

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Item 6. Interest in Securities of the Subject Company

Item 7. Purposes of the Transaction and Plans or Proposals

Item 8. Additional Information

Item 9. Exhibits

SIGNATURE


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ITEM 1.         SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

           The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is B.V.R. Systems (1998) Ltd., an Israeli corporation (the "Company"). The address of the principal executive offices of the Company is 16 Hamelacha St., Rosh Ha'ayin 48091, Israel. The telephone number of the principal executive offices of the Company is +011 972 3 900 8000.

SECURITIES

           The title of the class of securities to which this Statement relates is Ordinary Shares, NIS 1.0 par value per share ("Company Shares"). As of the date of filing this Statement, there were 10,660,874 ordinary shares issued and outstanding and 1,658,286 ordinary shares issuable upon exercise of outstanding stock options of the Company.


ITEM 2.         IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

           The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption Item 1, "Subject Company Information - Name and Address" above.

TENDER OFFER

           This Statement relates to the tender offer by Chun Holdings Ltd. ("Purchaser"), an Israeli company controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies PTE Ltd. ("iTS"), a member of the Singapore Technologies group, disclosed in a Tender Offer Statement on Schedule TO-T filed by Purchaser (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on November 21, 2003, to acquire all, but not less than 48%, of the outstanding Company Shares at a purchase price of $0.18 per share in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase for Cash All Outstanding Ordinary Shares of B.V.R. Systems (1998) Ltd., dated November 21, 2003 (the "Offer").

           The Offer is being made pursuant to a Letter Agreement (the "Letter Agreement"), dated 30 October, 2003, between the Company and Aviv Tzidon, acting on behalf of a group of investors consisting of himself, Aeronautics Defense Systems Ltd. and a company from the Singapore Technologies group (collectively, the "Tzidon Group"), copies of which, in Hebrew and English translation, are attached hereto as Exhibits 1 and 2, respectively.

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           The principal executive offices of the Purchaser are located at c/o
Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel, Tel.: 011 972 3 608 7777.

ITEM 3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

BUSINESS RELATIONSHIP

           Certain business relationships exist between the Company (including its affiliates) and iTS (including its affiliates). In particular, iTS and/or its affiliates have acted as subcontractor to the Company and its affiliates and provided them with technical support.

LETTER AGREEMENT

           On October 30, 2003, Mr. Aviv Tzidon (acting on behalf of the Tzidon Group) and the Company executed the Letter Agreement.

ELISRA ELECTRONIC SYSTEMS LTD.'S UNDERTAKING

           Elisra Electronic Systems Ltd. ("Elisra"), the owner of 5,188,358 Company Shares, which represent approximately 48.67% of all outstanding Company Shares, has agreed to tender all of its Company Shares pursuant to the Offer, subject, inter alia, to the following conditions:

     o Purchaser completes the purchase of Company Shares pursuant to the Offer not later than December 23, 2003;

     o If Purchaser amends the Offer whereby Purchaser increases the consideration per Company Share above $0.18 per Company Share ("Additional Consideration"), Elisra shall be entitled to such Additional Consideration; and

     o There occurring no event to the effect of preventing, restricting or prohibiting the acquisition and/or the consummation of the Offer and/or the sale, or an event that would entitle the Purchaser, under the terms of the Offer, to withdraw the Offer. Upon the occurrence of such event, Elisra reserved the right to withdraw its acceptance of the Offer as aforesaid.


NOMINATION OF AVIV TZIDON AS CHAIRMAN OF THE BOARD OF DIRECTORS

           At a meeting of the Board of Directors of the Company (the "Board") dated November 24, 2003, Yuval Yanai announced his resignation from office of Chairman of the Board. Mr. Yanai will continue as a director of the Company. Following Mr. Yanai's resignation, the Board nominated Aviv Tzidon as the Company's new Chairman of the Board.

NOMINATION OF ILAN GILLIES AS CHIEF EXECUTIVE OFFICER

              At a meeting of the Board dated November 26, 2003, the Board nominated Ilan Gillies as the Company's new Chief Executive Officer. Mr. Gillies replaces Yoel Katzir, the Company's former CEO.


           Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Purchaser or its respective executive officers, directors or affiliates.


ITEM 4.             THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD

At a meeting held on November 23, 2003, the Board determined that the terms of the Offer were fair to, and in the best interests of, the Company and its shareholders, declared that the Offer is advisable and recommended that the Company's shareholders accept the offer and tender their Company Shares pursuant to the Offer.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMPANY SHARES PURSUANT TO THE OFFER.

BACKGROUND

           On August 25, 2003, the Board convened in order to approve, among other things, the Company's financial report for the second quarter of 2003. During the meeting, the Company's auditors called attention to the fact that, as of the financial statements' date, there were serious doubts as to the ability of the Company to repay its liabilities and to continue to finance its operations as a going concern. Mr. Yuval Yanai, the Chairman of the Board, noted that Elisra, the Company's largest shareholder, was reviewing available means of increasing its capital investment in the Company. Mr. Yanai also noted that the Company was currently negotiating an agreement with its principal bank lenders in order to obtain a deferral of the maturity of its existing loans. The Board approved the Company's financial report for the second quarter of 2003, including the auditors' qualification included therein.

           During August and September 2003, the Company's management, assisted by members of the Board, attempted to pursue measures to ease concerns regarding the Company's liquidity. These measures included negotiations with the Company's major lending banks in order to obtain a deferral of the maturity of its existing loans. The Company also pursued discussions with several third parties, in Israel and abroad, who were selected on the basis of a number of factors, including their perceived interest in the Company, familiarity with the Company's business and financial ability to consummate an acquisition or investment transaction.

           On September 29, 2003, the Board met to discuss the financial condition of the Company and the available options with respect thereto. The Board was advised that the Company's major shareholders were unable to agree upon the terms of a capital investment in the Company and that accordingly no such investment would take place. The Board was informed that due to, among other things, the refusal of the Company's lending banks to release certain funds received from the Company's customers for the Company's use and the refusal of Israeli Aircraft Industry Ltd. ("IAI") to transfer to the Company certain royalties the Company claims it is entitled to, the Company was encountering severe cash flow difficulties and unable to pay its employees' salaries, which were due on October 1, 2003.

           The Board was also advised that, upon learning of these cash flow difficulties, the Company's management, together with certain Board members, commenced intense negotiations with the Company's major lending banks as well as potential investors, in order to ascertain the possible options available to the Company. As a result of these discussions and negotiations, the Company's management concluded that the Company was faced with two options: (i) the immediate liquidation of the Company in order to minimize the incurrence of additional debt (which the Company would be unable to repay) and to protect the Company's remaining assets, to the extent possible; and (ii) entry into an agreement with respect to an infusion of cash that, together with cost cutting measures to be implemented by the Company, would enable the Company to continue operating as a going concern, reduce its liabilities, approach potential investors and increase the prospects of a potential future acquisition at a reasonable price.

           In light of the above, management commenced discussions with several third parties regarding a potential strategic and/or financial transaction with the Company. Management informed the Board that the Company had been approached by, or initiated contact with, several third parties who expressed varying degrees of interest in acquiring the Company's assets or a significant stock position in the Company. Some of these discussions progressed and the parties entered into confidentiality agreements. The Board was advised that these discussions resulted in one third party (the "Strategic Buyer") proceeding to commence a due diligence review of the Company.

           In response to these developments, the Board appointed a Special Advisory Team of the Board, including Messrs. Yanai, Gat, Sheinman and Maidan, which was empowered to assist the Company's management in negotiations with potential buyers and to provide ongoing reports to the Board. The Board, however, made no decision at that time as to whether or not to consummate a transaction and resolved to convene on September 30, 2003 in order to ascertain whether or not the necessary infusion of cash could be obtained.

           On September 30, 2003, the Board convened and was advised by the Chairman of the Board that the Company was able to obtain from Elisra, Koonres Technologies Ltd., Polar Communication Ltd. and Clal Industries and Investments Ltd. (collectively "the Lending Shareholders") and a major lending bank the amount of cash necessary to allow the Company to continue to operate as a going concern for the next 30 days. The Board resolved that the Company should accept the aforementioned funding. The Board has also instructed the Company's management to present a plan for the reduction of the Company's workforce in order to reduce its operational expenses.

           On October 9, 2003, the Board met and approved a loan agreement between the Company and the Lending Shareholders pursuant to which the Lending Shareholders agreed to lend to the Company sufficient funds to allow the Company, together with additional funding from other resources, to pay its employees' salaries.

           On October 13, 2003, the Board met and instructed the Company to reduce its workforce in accordance with the plan presented by management for the purpose of reducing its operational expenses.

           On October 30, 2003, the Board met to discuss, among other things, the status of discussions with parties that had expressed interest in engaging in financing and/or strategic transactions with the Company. The Board considered the Company's projected sales, margins, prospects, and the adverse factors that would make any potential turnaround in the near future difficult. The adverse factors affecting the Company were reviewed, including the weak defense market and the difficulties that the Company, as a small enterprise, is facing while competing with large diversified competitors. The Board was also informed that the efforts invested during the last few months by the Company's management and the Special Advisory Team had resulted in the submission of expressions of interest in potential financings and/or strategic transactions with the Company by the Strategic Buyer and the Purchaser. The Strategic Buyer had unofficially offered to purchase all the assets of the Company for a fixed cash amount and an additional amount payable subject to the receipt by the Company of certain payments due under existing projects. The consummation of the Strategic Buyer's offer was subject to, among other things, its approval by the appropriate organs of the Company and the Strategic Buyer, the approval of the applicable regulatory authorities (including, but not limited to, the Director of the Israeli Antirust Authority), the approval of the Company's major lending banks, the outcome of certain due diligence reviews by the Strategic Buyer, the provision to the Company by its existing shareholders of certain funds that would enable the Company to discharge its outstanding liabilities and the conclusion of a purchase agreement between the Company and the Strategic Buyer. The Board noted that since the liabilities of the Company exceed the consideration to be paid by the Strategic Purchaser, the Company's shareholders were not expected to receive any consideration under such transaction.

           The Chairman of the Board reported that as of the Board meeting's date, Mr. Aviv Tzidon, acting on behalf of the Tzidon Group, had presented to the Board the Letter Agreement, which included the following material terms:

     (a) an undertaking by the Tzidon Group to commence a tender offer for the purchase in cash of all, or a portion, of the Company's outstanding ordinary shares, but not less than 60% thereof, at a price of $0.18 per share;

     (b) an undertaking by the Tzidon Group, subject to the completion of the offer, to extend a line of credit to the Company in the amount of U.S.$5 million for a period of 3 years; and

     (c) an agreement by the Company not to negotiate or cooperate with any third party in connection with any sale of the assets or operations of the Company until the earlier of the completion of the tender offer or January 31, 2004.

           As a collateral for their obligations under the Letter Agreement, the Tzidon Group deposited approximately $1.9 million in a trust account for the benefit of the Company's shareholders in connection with the payment of the consideration in the Offer (the "First Trust Account"), and approximately $1.8 million in a second trust account for the benefit of the Company, representing a portion of the line of credit described above (the "Second Trust Account"). In addition, the Letter Agreement provided that the Company would be entitled to an amount equal to $0.9 Million, to be paid out of the Second Trust Account, in the event that the Tzidon Group did not commence the tender offer as aforesaid or completed the offer but fail to provide the Company with the line of credit.

           At that meeting, prior to any Board action, Mr. Yanai reviewed the directors' fiduciary duties and the material terms of both offers. The Board reviewed the efforts invested during the previous months by the Company's management and the Special Advisory Team in order to find an investor interested in acquiring the Company's assets and/or shares. These efforts included, among other things, meetings with various potential investors in Israel and abroad and responding to requests for additional information from third parties who expressed an interest in making an investment in the Company. The Board also addressed certain additional considerations, including the Company's ability to continue as a stand-alone enterprise, the Company's desire for certainty in light of the need for liquidity (and the need for interim financing during the pendency of the transaction) and the maximization of shareholder value. In light of all these factors and considerations, the Board concluded that the offer made by the Tzidon Group was the only feasible option that would allow the Company to continue as a going concern and provide the Company's shareholders with any return from their investment in the Company.

           After further discussion, the Company's Board resolved to accept the Offer and authorized Mr. Yanai to execute the Letter Agreement on behalf of the Company. The Board further resolved to recommend that the Company's shareholders tender their Company Shares pursuant to the offer.

           On November 21, 2003, the Purchaser filed the Schedule TO with the SEC, thereby commencing the Offer.

           On November 23, 2003, the Board convened in order to, among other things, review and consider the Offer, as filed by the Purchaser with the SEC. Mr. Yanai reported that the Offer, as filed with the SEC, is substantially in accordance with the Letter Agreement, except that the Offer is conditioned upon, among other things, its acceptance by shareholders holding no less than 48% of the outstanding shares of the Company (rather than 60% as contemplated by the Letter Agreement). Mr. Yanai reiterated the considerations underlying the Board's acceptance of the Letter Agreement.


           Under these circumstances, the Board concluded that no fairness opinion was necessary to affirm the benefits of the Offer.

           In light of all of the above, the Board unanimously resolved to approve the Offer and to recommend to the Company's shareholders that they tender their shares pursuant to the Offer.


           On November 24, 2003, the Board held a telephonic meeting at which Aviv Tzidon, one of the controlling shareholders of the Purchaser, was present. At that meeting, Yuval Yanai, the Chairman of the Board, informed the Board that Elisra had committed to tender in the Offer its entire holdings of Company Shares, subject to terms set forth herein. Mr. Yanai also informed the Board that, while he would remain a director of the Company, he would resign his position as chairman of the Board, effective immediately. In response to Mr. Yanai's announcements, the Board appointed Aviv Tzidon as a director and chairman of the Board.

           On November 26, 2003, the Board met and nominated, at the recommendation of Mr. Tzidon, Ilan Gillies as the Company's Chief Executive Officer. In that meeting, the Board authorized Mr. Tzidon to approach existing customers, banks, subcontractors and potential strategic partners in order to maintain the Company's existing relationships and pursue potential business development strategies.



REASONS FOR THE BOARD'S RECOMMENDATION

           In approving the Offer and recommending that all holders of Company Shares tender their Company Ordinary Shares pursuant thereto, the Board considered a number of factors, both positive and negative, including:

     o the fact that the Company neither has sufficient funds to meet future payroll obligations and the related obligatory withdrawals for November 2003 nor any realistic prospect of raising such funds;

     o the fact that neither the Company's Lending Shareholders or its major lending banks nor any other person has expressed a willingness to provide the Company with funds for the purpose of enabling the Company to pay its employees' salaries and related obligatory withdrawals;

     o the fact that the Offer was the only feasible offer that would allow the Company to continue to operate as an independent, stand-alone enterprise, and provide the Company's shareholders with any return from their investment in the Company;

     o the fact that the only alternative to the Offer was an immediate liquidation of the Company, in which case the Company's shareholders would not receive any consideration for their shares;

     o The lack of a sustained market for the Company's shares, whose volatility is relatively high due to the low volumes of trading, and the fact that the daily volume in transactions involving the Company's shares during the last few weeks comprised on average no more than several thousand shares per trading day;

     o the fact that the Offer made by the Purchaser is the only feasible offer allowing the Company to continue to operate as an independent, stand-alone enterprise, and entitle the Company's shareholders to consideration with respect to shares tendered thereunder;

     o the results of the process that had been conducted by the Board and the management and the Company to evaluate the Company's strategic alternatives, including the fact that various potential strategic and financial buyers were contacted and that the Company did not receive any proposal that offered value superior to the Offer Price nor any other offers to buy the entire company;

     o the Board's judgment, in view of the Company's prospects, that it is unlikely that one or more strategic or financial acquirers would be willing to pay, at the present time, a price for substantially all of the Company Shares or its assets that would be as high as the consideration offered to the Company's shareholders pursuant to the Offer;

     o the Board's judgment, in view of an unofficial offer made by the Strategic Purchaser to acquire all of the Company's assets for an amount which is considerably lower than the Company's outstanding liabilities, that the Purchase Price is fair and just;

     o the fact that there is effectively no market for the Company's shares, whose volatility is relatively high due to the low volume of trading;

     o the Board's familiarity with the business, operations, properties and assets, financial condition, competitive position, business strategy, and prospects of the Company (as well as the risks involved in achieving those prospects), including the continuous and cumulative operating losses for the Company's fiscal years ended December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002, the operating losses for the interim period through 30 September, 2003, the current depressed defense industry, and current economic and market conditions;

     o the Company's future prospects and alternatives available to the Company as a stand-alone enterprise;

     o certain challenges facing the Company, including competition in each part of the Company's business from other industry participants;

     o the fact that the Offer provides for a prompt cash tender offer for all outstanding ordinary shares, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time, and thereby reduce the risk of intervening events;

     o the form of consideration to be paid to the Company's stockholders pursuant to the Offer, and the certainty of value of cash consideration;

     o that the Purchaser has undertaken to provide the Company with a credit line that will enable the Company to continue its operation as a going concern ; and

     o the likelihood the no regulatory approvals of the transaction shall be required.

           The Board also identified and considered the following potentially negative factors in its deliberations:

     o the fact that the offer price of $0.18 per share for the Ordinary Shares tendered represents approximately a 28% discount over the $0.25per share average closing price of the Ordinary Shares for the 30 business days period ending November 26, 2003.


           In evaluating the transaction, the members of the Board considered their knowledge of the business and the financial condition and prospects of the Company. In view of the wide variety of factors considered in connection with its evaluation of the transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

THE COMPANY'S BOARD HAS UNANIMOUSLY DETERMINED THAT THE TENDER OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS.

ACCORDINGLY, THE COMPANY'S BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

INTENT TO TENDER

           To the best of the Company's knowledge, based upon the inquiries made by the Company, the Company believes that:

     (a) Elisra, which currently owns approximately 48.67% of the outstanding Company Shares, will accept the Offer in accordance with the terms detailed herein;

     (b) Clal Industries and Investments Ltd. and its wholly owned subsidiary Clal Industries and Technologies Ltd., which together own approximately 17.72% of the outstanding Company Shares, are likely to accept the Offer in accordance with the terms detailed therein;

     (c) Polar Investment Ltd., which effectively has the power to vote approximately 13.26% of the outstanding Company Shares, representing all Company Shares held by its subsidiaries, Koonres Technologies Ltd. and Polar Communication Ltd., will hold its Company Shares and refrain from tendering such shares pursuant to the Offer; and

     (d) Yaron Sheinman, who currently owns approximately 8.9% of the outstanding Company Shares, has not yet resolved whether or not to tender his shares pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

           Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the transaction.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

           No transactions in the ordinary shares of the Company have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.


ITEM 7.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

           Except as set forth in this Statement and the Offer, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     o a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;

     o any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

     o any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

     o any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

           Except as set forth in this Statement or the Offer, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.



ITEM 8.       ADDITIONAL INFORMATION

           To the best of the Company's knowledge, there is no additional material information as may be necessary to make the statements made under this Statement, in light of the circumstances under which they are made, not materially misleading.


ITEM 9.       EXHIBITS

           The following Exhibits are filed herewith:

A(1) Letter Agreement, dated October 30, 2003 (English translation).

A(2) Press Release of the Company, dated as of the date hereof.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


B.V.R. Systems (1998) Ltd.


By:
/s/ Ilan Gillies
---------------------------------
Ilan Gillies
Chief Executive Officer


/s/ Reuven Shahar
---------------------------------
Reuven Shahar
V.P. and Chief Financial Officer



Dated: December 2, 2003